CREATIVE APP SOLUTIONS, INC.

3965 Paula St.
La Mesa, CA 91941
(619) 699-9669
www.creativeapps.biz
January 8, 2013
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Creative Apps Solutions, Inc.
Registration Statement on Form S-1 (Filed on 10/17/12)
File No. 333-184457

Dear Ms. Mills-Apenteng:

Creative Apps Solutions, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 3:00 P.M. EST on Thursday, January 10, 2013.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Creative App Solutions, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Creative App Solutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (619) 704-1325.

Thank you for your assistance.

Sincerely,

/s/ Ryan Faught
Ryan Faught, President and CEO